Monthly Report - January, 2022

			     Global Macro Trust

			STATEMENT OF INCOME AND EXPENSE



					        Current Month     Year to Date
Income:
   Gain (loss) on trading of futures, forward
   and option contracts:
   Realized gain(loss) on closed contracts $      (3,463,944)      (3,463,944)
Change in unrealized gain (loss) on open              846,901          846,901
        contracts

Net gain (loss) from U.S. Treasury
   obligations:
   Realized gain (loss) from U.S.Treasury                   0                0
      obligations
   Change in unrealized gain (loss) from U.S.           2,324            2,324
      Treasury obligations
Interest Income (Expense)		               13,603           13,603
Foreign exchange gain (loss) on margin deposits       (3,897)          (3,897)
				                 ------------    -------------
Total: Income 				          (2,605,013)      (2,605,013)

Expenses:
   Brokerage commissions 		              333,220          333,220
   Management fee 			               37,686           37,686
   20.0% New Trading Profit Share 	                    0                0
   Custody fees 		       	                  662              662
   Administrative expense 	       	               66,687           66,687
					         ------------    -------------
Total: Expenses 		                      438,255          438,255
Net Income(Loss)			   $      (3,043,268)      (3,043,268)
for January, 2022

		STATEMENT OF CHANGES IN NET ASSET VALUE

			             Managing           Unit
				      Owner 	      Holders	     Total
Net Asset Value (83,240.840    $     2,499,928     99,625,415    102,125,343
units) at December 31, 2021
Addition of 		 	              0        378,317        378,317
187.809 units on January 1, 2022
Redemption of 		 	              0      (664,945)      (664,945)
(597.952) units on  January 31, 2022*
Net Income (Loss)               $      (66,357)    (2,976,911)    (3,043,268)
for January, 2022
         			   -------------   -------------   -----------


Net Asset Value at January 31, 2022
(82,861.246 units inclusive
of 30.549 additional units) 	      2,433,571     96,361,876     98,795,447
				  =============  ============= ==============


		GLOBAL MACRO TRUST January 2022 UPDATE
                      Year to Date     Net Asset
Series	  January ROR	  ROR	    Value per Unit    Units 	 Net Asset Value
--------- ----------  ------------  --------------  -----------   -------------
Series 1    (3.11)% 	   (3.11)%  $  1,039.62	   64,463.069 $    67,017,037
Series 3    (2.80)% 	   (2.80)%  $  1,630.38	   10,475.546 $    17,079,133
Series 4    (2.65)% 	   (2.65)%  $  2,172.07	    4,007.096 $     8,703,684
Series 5    (2.86)% 	   (2.86)%  $  1,531.23	    3,915.535 $     5,995,593

* Series 1 units redeemed on or before the eleventh month-end following their sale may be charged a redemption fee of from 4% to 1.5% of Net Asset Value, depending on investment amount, length of ownership and type of account purchasing the units.

To the best of my knowledge and belief,
the information contained herein is
accurate and complete.



	/s/ Harvey Beker
	Harvey Beker, Chairman
	Millburn Ridgefield Corporation
	Managing Owner
	Global Macro Trust



			Millburn Ridgefield Corporation
			55 West 46th Street, 31st Floor
			       New York, NY  10036



					February 15, 2022
Dear Investor:

Losses from trading equity and interest rate futures and, to a lesser extent, from trading metal futures and currency forwards outpaced the profits from long energy futures positions. Trading of soft and agricultural commodities was nearly flat. During the month, markets were unsettled by the uncertainties surrounding the anticipated speed and aggressiveness of the Federal Reserve's shift to a tighter monetary policy in response to actual and expected inflation; the likely path and impact of the Omicron variant of COVID-19 on global growth and inflation; the heightened tensions of the Ukraine-Russia faceoff and the Chinese growth slowdown.

The Fed's embrace of a much more hawkish stance rattled global financial markets, leading to increased volatility and significant losses for global equities, despite a modest recovery at month-end. China's growth slowdown and property market distress also weighed on equities, as did Europe's struggles with high energy prices, supply bottlenecks and personnel shortages. Long positions in U.S., Canadian, Emerging market, Japanese and Taiwanese equity futures were unprofitable. Short positions in the VIX and Brazilian index futures were also unprofitable. Trading of European equity futures was mixed but unprofitable overall and trading of Chinese futures was flat. Meanwhile, short positions in Korean, Australian and the EAFE index futures posted partially offsetting gains.

Global interest rates increased as Federal Reserve Chairman Powell signaled a March start to official rate increases as the Fed seeks to rein in inflation without derailing strong GDP and employment growth. In addition, the Fed indicated that QE would end in March and QT would start shortly after interest rate increases began. Long positions in U.S., British, Canadian, Australian and Japanese interest rate futures and trading of German and French interest rate futures were unprofitable. A short position in the U.S. 10-year note future was also unprofitable. On the other hand, short trades in Italian and Eurodollar interest rate futures posted small gains.

The U.S. dollar remained volatile, falling about 1-1/2% during the first half of the month, then surging 2-3/4% after the Fed's hawkish press conference before dipping back 1% at month-end. Short dollar trades against the New Zealand dollar, Russian ruble, Swiss franc, Swedish krona, British pound, Korean won and Indian rupee were unprofitable. On the other hand, Long dollar positions versus the Aussie dollar and Japanese yen and a short dollar/long Brazilian real trade recorded small profits.

Rising interest rates and a strong dollar weighed on metal prices and long copper positions and trading of gold and silver futures posted losses. The Chilean Copper Commission forecast of higher 2022 global copper production also constrained copper prices. On the other hand, a long nickel position was profitable as rising demand-especially for EV batteries and low inventories continued to buoy the prices.

A short corn trade was unprofitable when prices advanced amid concerns that ongoing geopolitical tensions between the US and Russia could disrupt corn exports from Ukraine, while drought in Brazil will likely trim production there. A short soybean oil position also posted a loss when prices rose due to increased demand for biofuels and cooking oils. Elsewhere, a long soybean meal trade registered a partially offsetting profit as rising demand for protein-rich animal feed and biofuel drove meal prices higher. A long cotton trade was profitable too as prices reached 10-year highs amid tight supplies and strong demand, particularly from China. Trading of cocoa and sugar were also slightly profitable.

Disciplined supply management from both OPEC+ and non-OPEC producers together with oil consumption recovering toward pre-pandemic levels underpinned the rise in crude oil prices to 7-year highs around $90/barrel. Heightened geopolitical risks driven by fears that Russia may invade Ukraine also contributed to crude's climb. While the world is not running out of oil resources, we may be entering an oil-market squeeze triggered by too little investment and quickly rebounding demand. Long positions in Brent crude, WTI crude, London gas oil, RBOB gasoline and heating oil were profitable. A short U.S. natural gas position was unprofitable.



    				Very truly yours,

				       Millburn Ridgefield Corporation
					Harvey Beker, Chairman